

Mail Stop 3030

March 9, 2010

CT Corporation System
111 Eighth Avenue
New York, New York 10011

Re: **Dehaier Medical Systems Limited**
          Amendment No. 5 to Registration Statement on Form S-1
          Filed March 3, 2010
          File No. 333-163041

Ladies and Gentlemen:

        We have reviewed your filing and your response dated March 3, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 1. The website has been revised to state that you closed a Series A financing round with Milestone Capital Management in 2003. The registration statement does not identify Milestone Capital Management as a participant in the Series A round and does not appear to identify Milestone Capital Management or affiliates of Milestone Capital Management as beneficial owners. Please explain and, as applicable, revise the registration statement.

2.   We are unable to reconcile your response to prior comment 3 with your disclosure
        in the registration statement as it appears that you are using inconsistent
        terminology. Revise for consistency and clarity.

Prior Related Party Transactions, page 82

3.   We note your response to prior comment 8 and reissue in part. Note that your
        disclosure should describe the material terms of each related party transaction.
        For example, you should:
        - disclose the addresses of the two properties mentioned in the first and
          second paragraphs of this section;
        - disclose, if true, that you did not enter into any written agreements related
          to the restructuring or conversion or, alternatively, please file these related
          party agreements;
        - disclose the amount, interest rate and term of the loan (referenced in the
          first sentence of the fourth paragraph) secured by BTL's property; and
        - revise the fourth sentence of the fourth paragraph to disclose that BDL and
          BTL have entered into the Loss Absorption Agreement and to disclose the
          material terms of such agreement, including that BDL will guarantee all
          contracts of BTL, the duration of the agreement and the requirement that
          BDL provide prior written consent for transactions entered into by BTL.

4.   We note the revised disclosure in the final two sentences of the fourth paragraph
        of this section. It appears that BTL relies on loans from BDL to finance its
        operations, therefore, it is unclear how BTL will continue to make payments on
        BDL's bank loans should BDL default. Please clarify.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-7
Basis of Consolidation, page F-7

5.   Please revise to state, similar to your response to prior comment 11, that
        subsequent to the conversion of the preferred shares on October 31, 2009, you re-
        analyzed whether BDL continued to be the primary beneficiary of BTL and
        determined that under ASB ASC 810, BDL is still considered the primary
        beneficiary of BTL. Please also similarly revise the disclosure on page 45 within
        critical accounting policies.

Exhibit 5.2

6.   We note your response to prior comment 14. Refer to the second-to-last
        paragraph of the opinion. Please tell us why registration in the register of
        members (shareholders) is necessary to your opinion or remove this language.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel

cc (by facsimile): Anthony W. Basch, Esq. – Kaufman & Canoles, P.C.